Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT

WITHDRAWAL OF TWO RESOLUTIONS TO BE CONSIDERED AT THE FIRST EXTRAORDINARY GENERAL MEETING 2019

Reference is made to the notice (the “Notice”) of the first extraordinary general meeting 2019 (the “EGM”) of China Life Insurance Company Limited (the “Company”) dated 1 November 2019 and the form of proxy enclosed therewith (the “Form of Proxy”), as well as the circular of the Company dated 15 November 2019 (the “Circular”).

The Company is currently studying and considering the amendments to its internal regulations, including the articles of association and the procedural rules for the board of directors’ meetings, in responding to the recently released regulations, including the Reply of the State Council on Adjusting the Notice Period for General Meetings and Other Matters Applicable to Overseas Listed Companies (Guo Han [2019] No. 97)( 《國務院關於調整適用在境外上市公司召開股東大會通知期限等事項規定的批覆》（國函〔 2019〕97號）). In order to make an overall planning for the proposed amendments to the relevant systems pursuant to the applicable regulations, the board of directors of the Company resolved to withdraw the ordinary resolution No. 2 in relation to the proposed amendments to the procedural rules for the board of directors’ meetings of the Company and the special resolution No. 5 in relation to the proposed amendments to the articles of association of the Company from the Notice.

The EGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China on Thursday, 19 December 2019 at 9:00 a.m. Save for the withdrawal of resolutions No. 2 and No. 5, all other resolutions as set out in the Notice shall remain unchanged and be proposed at the EGM for the consideration and approval by the shareholders of the Company.

Those Forms of Proxy already lodged by the shareholders of the Company shall remain valid except that no poll will be counted for resolutions No. 2 and No. 5.

Shareholders of the Company are reminded to read the Notice and the Circular for details of the other resolutions to be considered and approved at the EGM, eligibility for attending the EGM, registration procedures, closure of register of members, appointment of proxy and other relevant matters.

Commission File Number 001-31914

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 13 December 2019

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie